January 16, 2008



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Schedule 13G
	American Safety Insurance
	As of December 31, 2007

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an initial Schedule 13G for the above named company showing a beneficial ownership of 5% or more as of December 31, 2007 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:jgh
Enclosures

cc:	Office of the Corporate Secretary
	American Safety Insurance Holdings Ltd.
	The Boyle Building, 2nd floor
	31 Queen Street
	Hamilton, Bermuda  HM11

	Securities Division
	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.      )*


	American Safety Insurance Holdings, Ltd.

	(Name of Issuer)


	Common Stock par value $.01 per share
	(Title of Class of Securities)


	G02995101
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages
CUSIP NO. G02995101                                13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             5   SOLE VOTING POWER
         SHARES                            549,125
      BENEFICIALLY          6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    DECEMBER 31, 2007    7  SOLE DISPOSITIVE POWER
        BY EACH                           549,125
       REPORTING               8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             549,125

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.12%

12  TYPE OF REPORTING PERSON*

            IA

                 *SEE INSTRUCTION BEFORE FILLING OUT!

                                           Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          		American Safety Insurance Holdings, Ltd.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

           		The Boyle Building, 2nd floor
		31 Queen Street
		Hamilton, Bermuda  HM11


Item 2(a) 	Name of Person Filing:

         		Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          		880 Carillon Parkway
          		St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          		Florida


Item 2(d) 	Title of Class of Securities:

          		Common Stock par value $.01 per share


Item 2(e)	CUSIP Number:

          		G02995101


Item 3    	Type of Reporting Person:

(e) Investment  Adviser  registered  under Section 203 of the
Investment Advisors Act of 1940


Page 3 of 5 Pages
Item 4   	Ownership as of December 31, 2007

         (a)  	Amount Beneficially Owned:

              	549,125 shares of common stock beneficially owned including:
                                                       	      No. of Shares
             	 Eagle Asset Management, Inc.                 549,125

          (b)  	Percent of Class:      	5.12%


         (c)	Deemed Voting Power and Disposition Power:

              	(i)             	(ii)           		(iii)         		(iv)
              	                                			Deemed        		Deemed
              	Deemed         Deemed  		to have 		to have
              	to have           to have        		Sole Power   		Shared Power
              	Sole Power    Shared Power   		to Dispose    		to Dispose
              	to Vote or       to Vote or     		or to         		or to
              	to Direct         to Direct     		Direct the    		Direct the
              	to Vote            to Vote        		Disposition   		Disposition

Eagle Asset     549,125     	----           		549,125      		----
Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                      	(___)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which Acquired
              	the Security Being Reported on by the Parent Holding Company:

              	 N/A

Page 4 of 5 Pages
Item 8   	Identification and Classification of  Members  of the Group:   N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         		Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2008          		EAGLE ASSET MANAGEMENT, INC.



                                   			__________________________________
                                   			Damian Sousa
                                  	 		Vice President
                                   			Chief Compliance Officer















Page 5 of 5 Pages